UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	FORM N-17f-2				OMB APPROVAL
				OMB Number:		3235-0360
	Certificate of Accounting of Securities and Similar			Expires:	December 31, 2026
Estimated average burden
	Investments in the Custody of			hours per response		2.0
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:		21779		Date examination completed:
811-				8-31-2026

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:				John Hancock Funds II

4. Address of principal executive office (number, street, city, state, zip code): 197 Clarendon Street
Boston, MA 02116

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Accountants

To the Board of Trustees and Management of John Hancock Funds II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) (hereafter individually referred to as the “Portfolio”, collectively the “Portfolios”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of August 31, 2026. The Portfolio’s management is responsible for its assertion and each Portfolio’s compliance with the specified requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 31, 2026, and with respect to agreement of security purchases and sales or maturities, for the period from May 31, 2026 to August 31, 2026 (the date of our last examination), through August 31, 2026:

−Confirmation of all securities (the number of shares of beneficial interest of the underlying funds) held by Variable Products and Annuities, a division of John Hancock Life Insurance Company, USA (“VPA”) in book entry form for each Portfolio.

−Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of each Portfolio and VPA.

−Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by each Portfolio as set forth in the attached Schedule of Portfolios since our last report from the books and records of each Portfolio to confirmations received from VPA.

Our examination does not provide a legal determination on the Portfolios’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2026 with respect to securities reflected in the investment account of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP Boston, Massachusetts October 8, 2026

2

Schedule of Portfolios

Trust	Portfolio	Exam Period	Number of	Number of
			Security	Security
			Purchases	Sales
			Sampled	Sampled

John Hancock Funds	Multimanager 2010 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2015 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2020 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2025 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2030 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2035 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2040 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2045 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2050 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2055 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2060 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2065 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	Multimanager 2070 Lifetime Portfolio	May 31, 2026 – August	8	8
II		31, 2026
John Hancock Funds	John Hancock Alternative Asset	May 31, 2026 – August	5	5
II	Allocation	31, 2026
John Hancock Funds	Lifestyle Blend Aggressive Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	Lifestyle Blend Balanced Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	Lifestyle Blend Conservative Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	Lifestyle Blend Growth Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	Lifestyle Blend Moderate Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2010 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2015 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2020 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2025 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2030 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2035 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026

3

John Hancock Funds	2040 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2045 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026
John Hancock Funds	2050 Lifetime Blend Portfolio	May 31, 2026 – August	5	5
II		31, 2026

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the portfolios listed in Appendix A, each a series of John Hancock Funds II (hereafter individually referred to as the “Portfolio”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each Portfolio’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2026, and from May 31, 2026 through August 31, 2026.

Based on this evaluation, we assert that each Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2026, and from May 31, 2026 through August 31, 2026, with respect to securities reflected in the investment account of each Portfolio.

/s/ Salvatore Schiavone

By:

Salvatore Schiavone

Treasurer

Title

10/8/2026

Date

/s/ Fernando A. Silva

Fernando A. Silva

CFO

Title

10/8/2026

Date

Appendix A
8.31 Year End

Trust	Portfolio

John Hancock Funds II	John Hancock Multimanager 2010 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2015 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2020 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2025 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2030 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2035 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2040 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2045 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2050 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2055 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2060 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2065 Lifetime Portfolio

John Hancock Funds II	John Hancock Multimanager 2070 Lifetime Portfolio

John Hancock Funds II	John Hancock Alternative Asset Allocation

John Hancock Funds II	John Hancock Lifestyle Blend Aggressive Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Balanced Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Conservative Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Growth Portfolio

John Hancock Funds II	John Hancock Lifestyle Blend Moderate Portfolio

John Hancock Funds II	John Hancock 2010 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2015 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2020 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2025 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2030 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2035 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2040 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2045 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2050 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2055 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2060 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2065 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock 2070 Lifetime Blend Portfolio

John Hancock Funds II	John Hancock Multimanager Lifestyle Aggressive Portfolio

John Hancock Funds II	John Hancock Multimanager Lifestyle Balanced Portfolio

John Hancock Funds II	John Hancock Multimanager Lifestyle Conservative Portfolio

John Hancock Funds II	John Hancock Multimanager Lifestyle Growth Portfolio

John Hancock Funds II	John Hancock Multimanager Lifestyle Moderate Portfolio